AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 15, 2001
                                                   REGISTRATION NO. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM S-2

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                               DONEGAL GROUP INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

          Delaware                                        23-2424711
-------------------------------             ------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

                                 1195 River Road
                          Marietta, Pennsylvania 17547
                                 (717) 426-1931
          -------------------------------------------------------------
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)



                          Donald H. Nikolaus, President
                               Donegal Group Inc.
                                 1195 River Road
                          Marietta, Pennsylvania 17547
                                 (717) 426-1931
            ---------------------------------------------------------
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)



                                    Copy to:
                            Kathleen M. Shay, Esquire
                                  Duane Morris
                                One Liberty Place
                           Philadelphia, PA 19103-7396



     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [X]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Section 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Section 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]




                                          CALCULATION OF REGISTRATION FEE

=====================================================================================================================

Title of each                                    Proposed maximum      Proposed maximum
class of securities        Amount to             offering              aggregate              Amount of
to be registered           be registered         price per unit        offering price         registration fee
----------------           -------------         --------------        ---------------        ----------------
Class A Common Stock,      300,000 shares(1)     $13.555 (2)           $4,066,500 (2)         $1,017
$.01 par value
=====================================================================================================================

(1) In addition, this registration statement also covers an indeterminate amount of interests to be offered or sold pursuant to the Donegal Group Inc. 2001 Agency Stock Purchase Plan.

(2) Pursuant to Rule 457(c) under the Securities Act, and estimated solely for the purpose of calculating the registration fee, the proposed maximum offering price per share and the proposed maximum aggregate offering price have been computed on the basis of $13.555 per share, the average of the high and low sales prices of the Class A Common Stock of the Company on the Nasdaq Stock Market on June 12, 2001.

                              ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

PROSPECTUS
----------

                               DONEGAL GROUP INC.
                         2001 AGENCY STOCK PURCHASE PLAN

                     300,000 SHARES OF CLASS A COMMON STOCK,
                                 PAR VALUE $.01


     The 2001 Agency Stock Purchase Plan (the "Plan") of Donegal Group Inc. (the "Company") described herein offers eligible independent insurance agencies of the Company, Donegal Mutual Insurance Company (the "Mutual Company") and the Company's subsidiary and affiliated insurance companies (as defined below) an opportunity to acquire a proprietary interest in the Company and foster the common interests of the Company and its agencies in achieving long-term profitable growth for the Company. The Company's principal executive offices are located at 1195 River Road, Marietta, PA 17547; telephone (717) 426-1931.

     A total of 300,000 shares of the Company's Class A Common Stock, $.01 par value, (the "Class A Common Stock") will be made available by the Company under the Plan. The purchase price for shares of Class A Common Stock purchased from the Company will be 90% of the average closing prices of the Class A Common Stock on the Nasdaq Stock Market on the last ten trading days of the applicable Subscription Period (as defined below). Prices for the Class A Common Stock are listed on the Nasdaq Stock Market under the symbol "DGICA."

     There will be no brokerage commissions or service charges upon the purchase of shares under the Plan. The Company will bear all other costs of administering the Plan.

     It is recommended that this Prospectus be retained for future reference. This Prospectus is accompanied by a copy of the Company's 2000 Annual Report to Stockholders.



          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                 COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
                  COMMISSION OR ANY STATE SECURITIES COMMISSION
                     PASSED UPON THE ACCURACY OR ADEQUACY OF
                     THIS PROSPECTUS. ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.




                                                UNDERWRITING,
                               PRICE TO         DISCOUNTS AND       PROCEEDS TO
                                PUBLIC           COMMISSIONS         COMPANY(2)
                               --------         -------------       -----------

Per Share..................    See Footnote(1)      None                100%
Total......................    See Footnote(1)      None                100%
-------------------
(1) The Class A Common Stock is traded on the Nasdaq Stock Market. The Class A Common Stock is offered to participants in the Plan at a discount of 10% from the average of the closing prices of the Class A Common Stock quoted on the Nasdaq Stock Market on the last ten trading days of the applicable Subscription Period (as described below). The closing price of the Class A Common Stock quoted on the Nasdaq Stock Market on _______ ___, 2001 was $__________.

(2)  Before deducting expenses payable by the Company estimated at $6,667.

                 The date of this Prospectus is _______ ___ , 2001.

                                TABLE OF CONTENTS
                                                                        Page
                                                                        ----
AVAILABLE INFORMATION.....................................................1

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...........................2

DESCRIPTION OF THE 2001 AGENCY STOCK PURCHASE PLAN........................4

   Purpose and Advantages of the Plan.....................................4
   Administration.........................................................4
   Participation..........................................................5
   Costs and Expenses.....................................................6
   Purchases..............................................................7
   Shares; Certificates for Shares........................................8
   Withdrawal from the Plan...............................................9
   Other Information......................................................9

DESCRIPTION OF CAPITAL STOCK.............................................10

   Certain By-Law Provisions; Delaware Anti-Takeover Provisions..........12
   Limitation of Liability; Indemnification..............................13

USE OF PROCEEDS..........................................................14

EXPERTS..................................................................14

LEGAL OPINION............................................................14


                              AVAILABLE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). You may read and copy any reports, statements or other information filed by us at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our filings with the Commission are also available to the public from commercial document retrieval services and at the worldwide web site maintained by the Commission at "http://www.sec.gov."

     We have filed with the Commission in Washington, D.C. a registration statement on Form S-2 (the "Registration Statement") under the Securities Act with respect to the securities covered by this Prospectus. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits filed or incorporated as a part thereof. Statements contained herein concerning the provisions of documents filed with, or incorporated by reference in, the Registration

Statement as exhibits are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable documents filed with the Commission. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described above or at the worldwide web site maintained by the Commission described above.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company with the Commission are incorporated in and made a part of this Prospectus by reference:

     (a) The Company's Annual Report on Form 10-K for the year ended December 31, 2000;

     (b) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001; and

     (c) The Company's 2000 Annual Report to Stockholders (only those portions consisting of the following are incorporated by reference in this Registration Statement: (i) the description of the business of the Company included as part of the Management's Discussion and Analysis of Results of Operation and Financial Condition on page 10 thereof;
          (ii) the consolidated financial statements, notes thereto and independent auditors' report thereon on pages 13 through 28 thereof;
          (iii) the information set forth under "Market Information" on the inside back cover thereof; (iv) the selected financial data set forth under "Financial Highlights" on the inside front cover thereof; and
          (iv) the "Management's Discussion and Analysis of Results of Operations and Financial Condition" on pages 10 through 12 thereof). The remaining portions of the 2000 Annual Report to Stockholders are not incorporated by reference herein, consisting of pages 1, 2, 3, 4, 5, 6, 7, 8, 29 and 30, inclusive, the information on the inside back cover other than the information under "Market Information" and the front and back outside cover pages of the 2000 Annual Report to Stockholders, and are not part of this Registration Statement.

     All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on request, a copy of any or all documents incorporated herein by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference therein. Requests should be directed to:

                                Ralph G. Spontak
                Senior Vice President and Chief Financial Officer
                               Donegal Group Inc.
                                 1195 River Road
                               Marietta, PA 17547
                                 (888) 877-0600

                               DESCRIPTION OF THE
                         2001 AGENCY STOCK PURCHASE PLAN

     The following is a description in question and answer form of the provisions of the Plan offered to selected independent insurance agencies of the Company, the Mutual Company and the Company's subsidiary and affiliated insurance companies (collectively, the "Companies"). "Subsidiary and affiliated insurance companies" are those insurance companies 50% or more of whose stock are owned by the Company or the Mutual Company or with which the Mutual Company has a management agreement. The Plan was approved by the Company's Board of Directors on March 8, 2001.

                       PURPOSE AND ADVANTAGES OF THE PLAN

1.   What is the purpose of the Plan?

     The Plan provides an Eligible Agency, as described in Question and Answer 6, an opportunity to acquire a long-term proprietary interest in the Company through the purchase of the Company's Class A Common Stock at a discount from current market prices. In offering the Plan, the Company seeks to foster the common interests of the Company and the Eligible Agencies in achieving long-term profitable growth for the Company. Accordingly, the Company has created the Plan for the purpose of facilitating the purchase of and long-term investment in shares of its Class A Common Stock by an Eligible Agency. It is expected that an Eligible Agency that purchases shares under the Plan will hold such shares on a long-term basis, as the Plan is not intended to benefit an agency that demonstrates a pattern of immediate resale of shares acquired and, as discussed in Question and Answer 6 below regarding eligibility, such a pattern of conduct will be a factor in the Company's determination whether an otherwise Eligible Agency should remain eligible for continued participation in the Plan.

2.   What are the advantages of the Plan?

     Under the Plan, an Eligible Agency can utilize three convenient payment methods for the purchase of the Company's Class A Common Stock at a 10% discount from the current market price of such shares. Purchases will also be made without paying any brokerage commissions or service charges.

                                 ADMINISTRATION

3.   Who administers the Plan for participants?

     The Plan is administered by a committee (the "Committee") consisting of three persons appointed from time to time by the Company's Board of Directors. The Committee may from time to time adopt rules and regulations for carrying out the Plan. Any interpretation or construction of any provision of the Plan by the Committee is final and conclusive on all persons absent contrary action by the Board of Directors. On March 8, 2001, the Company's Board of Directors appointed Donald H. Nikolaus, Ralph G. Spontak and Daniel J. Wagner to serve on the Committee. The address and telephone number of each member of the Committee is c/o Donegal Group Inc., 1195 River Road, Marietta, PA 17547; telephone (717) 426-1931.

4. Where can I obtain additional information about the Plan and its administrators?

     Additional information about the Plan and its administrators may be obtained by contacting Ralph G. Spontak, Senior Vice President, Chief Financial Officer and Secretary of the Company, at (717) 426-1931.

5.   What is the term of the Plan?

     The Plan will be in effect from September 15, 2001 through September 30, 2006 unless earlier terminated by the Board of Directors. The Board of Directors has the right to terminate the Plan at any time without notice provided that no participant's existing rights are adversely affected thereby. There will be ten semi-annual "Subscription Periods." Each Subscription Period will extend from October 1 through March 31 or from April 1 through September 30, respectively, beginning with October 1, 2001 and ending on September 30, 2006.

                                  PARTICIPATION

6.   What agencies are eligible to participate?

     Independent insurance agencies that bring value to the Companies, directly or indirectly, as determined by the Company in its discretion, and with which the Companies seek a long-term relationship are eligible (an "Eligible Agency") to participate in the Plan. The eligibility criteria the Company will consider will include the agency's premium volume, the potential growth of such premium volume, the profitability of the agency's business and whether the agency has been placed on rehabilitation by the Company or had its binding authority revoked. The Company, in its discretion, may base eligibility on agency segmentation class or any other factors that indicate value to the Companies, directly or indirectly. Continued eligibility will be subject to the Company's periodic review. A pattern of immediate resale of shares acquired under the Plan by an Eligible Agency will be a factor in the Company's determination whether an agency should remain eligible for continued participation in the Plan because immediate resales would tend to indicate that an agency is not seeking to share in the long-term profitable growth of the Companies. A decision by the Company, in its discretion, to discontinue the eligibility of an agency under the Plan will be treated as an automatic withdrawal from the Plan. See Questions and Answers 24 and 25 below.

7.   How may an Eligible Agency participate in the Plan?

     An Eligible Agency may enroll in the Plan by completing and filing a Subscription Agreement, as described in Question and Answer 8, with the Company. Subscription Agreements will be sent to each Eligible Agency prior to the beginning of the first Enrollment Period following such agency's designation as an Eligible Agency. Eligible Agencies that were participants in the Company's Agency Stock Purchase Plan (the "Former Plan") will receive a new Subscription Agreement relating to the Plan.

8.   What does a Subscription Agreement provide?

     A Subscription Agreement allows each Eligible Agency to decide and identify the date on which the agency desires to become enrolled in the Plan, the amounts of contribution and the payment method(s) selected for purchases under the Plan. Eligible Agencies that participated in the Former Plan may participate in the Plan by checking the appropriate box on the Subscription Agreement. Prior contribution amounts and payment method(s) will be carried over from the Former Plan unless new instructions are given in the Subscription Agreement.

9.   When may an Eligible Agency enroll in the Plan?

     If an Eligible Agency chooses the direct bill commission payment method, as explained in Question and Answer 15, enrollment in the Plan may occur only during the "Enrollment Period" preceding each Subscription Period, which is from the 15th through the 31st day of March or from the 15th through the 30th day of September of each year commencing on September 15, 2001. An Eligible Agency that desires to subscribe for the purchase of Class A Common Stock through withholding from direct bill commissions must return a duly executed and completed Subscription Agreement during the first applicable Enrollment Period. Once enrolled in the direct bill commission payment method, an Eligible Agency's participation in the Plan continues for each succeeding Subscription Period until the agency ceases to be an Eligible Agency or withdraws from enrollment in the Plan. If an Eligible Agency chooses the lump-sum payment method, as explained in Question and Answer 17, an Eligible Agency may enroll by submitting a supplemental Subscription Agreement to the Company and making a lump-sum payment by the last day of the applicable Subscription Period, September 30 or March 31. If an Eligible Agency chooses the contingent commission payment method, as explained in Question and Answer 18, an Eligible Agency may enroll by submitting a Subscription Agreement during the Enrollment Period immediately preceding the October 1 through March 31 Subscription Period.

10. May an Eligible Agency transfer its subscription rights to another person or agency?

     No. An Eligible Agency may not assign its subscription payments or rights to subscribe to any other person, and any such attempted assignment shall be void, except for permitted designations as described in Question and Answer 23.

                               COSTS AND EXPENSES

11. Are there any expenses to participants in connection with purchases under the Plan?

     No. Eligible Agencies will not be obligated to pay any brokerage commissions or other charges with respect to the purchase of Class A Common Stock under the Plan.

                                    PURCHASES

12.  What is the number of shares available to be purchased under the Plan?

     The Board of Directors of the Company has reserved 300,000 shares of the Company's Class A Common Stock for issuance under the Plan.

13. What is the price of shares of Class A Common Stock purchased under the Plan?

     The Subscription Price for each share of Class A Common Stock purchased under the Plan will be 90% of the average of the closing prices of the Class A Common Stock on the Nasdaq Stock Market on the last ten trading days of the applicable Subscription Period; provided, however, the Subscription Price shall never be less than the par value per share of the Class A Common Stock.

14.  How may an Eligible Agency pay for shares purchased under the Plan?

     The Subscription Price for shares purchased under the Plan is payable by participants by means of three payment methods: Direct bill commission deduction, lump-sum payment or contingent commission deduction.

15.  What is the direct bill commission payment method?

     Under the direct bill commission payment method, an Eligible Agency may elect to purchase Class A Common Stock under the Plan through deductions from its monthly direct bill commission payment by designating that a minimum of 1% and up to a maximum of 10% of the Eligible Agency's monthly direct bill commission payments be withheld from the Eligible Agency's direct bill commission payments, subject to the total subscription limit under all payment methods of $12,000 per Subscription Period. "Direct bill commission payments" means those commissions that are earned and actually available for payment in a monthly period to an Eligible Agency for personal and commercial direct bill policies after all offsetting debits and credits are applied, as determined solely from the Company's records.

16. May an Eligible Agency that chooses the direct bill commission payment method change the method or amount of contribution made or withheld under the Plan?

     Yes. An Eligible Agency choosing the direct bill commission payment method may change the rate of contribution by filing a new Subscription Agreement with the Company during the Enrollment Period for the next Subscription Period. Such change will become effective during the next Subscription Period.

17.  What is the lump-sum payment method?

     Under the lump-sum payment method, an Eligible Agency may, by September 30 or March 31 of the applicable Subscription Period, elect to make lump-sum cash payments for the purchase of Class A Common Stock under the Plan. Lump-sum cash payments may not be less than $1,000 per Subscription Period and are subject to the total subscription limit under all methods of $12,000 per Subscription Period.

18.  What is the contingent commission payment method?

     During the Enrollment Period immediately preceding the October 1 through March 31 Subscription Period, an Eligible Agency may designate a percentage of the contingent commission payable to the participant under the terms of the applicable agency contingency plan (or its equivalent) to be withheld for the purchase of Class A Common Stock under the Plan, subject to the total subscription limit under all payment methods of $12,000 per Subscription Period.

19. Are there limitations on the amount of contributions or purchases that can be made?

     Yes. During any one Subscription Period, the total allowable contributions for purchases from all payment methods (described in Questions and Answers 15, 17 and 18 above) for each Eligible Agency may not exceed $12,000. At the close of each Subscription Period, each agency's contributions from all payment methods will be totaled. If at any time throughout a Subscription Period, an Eligible Agency's total payments exceed the $12,000 maximum amount and the agency so requests, the Company will return the excess amount without interest to the agency within a reasonable period. Any amount not returned will be applied to the purchase of Class A Common Stock during the next Subscription Period without reducing the $12,000 limitation applicable to such Subscription Period.

20.  How are purchases made under the Plan?

     The Company will maintain on its books an account (a "Plan Account") for each enrolled Eligible Agency. All contributions made by an Eligible Agency through deductions from an Eligible Agency's direct bill commission payments and contingent commission withholding and lump-sum payments during a Subscription Period, up to $12,000, will be credited to the Eligible Agency's Plan Account. At the end of each Subscription Period, the amount credited to each Eligible Agency's Plan Account will be divided by the Subscription Price for such Subscription Period, and the Eligible Agency's Plan Account will be credited with the number of whole shares that results. Any amount remaining in the Plan Account will be carried forward to the next Subscription Period without reducing the $12,000 limitation applicable to such Subscription Period or, at the option of the Eligible Agency, returned to the Eligible Agency. If the number of shares subscribed for during any Subscription Period exceeds the number of shares available for sale under the Plan, the remaining available shares will be allocated among the participating Eligible Agencies in proportion to their aggregate Plan Accounts balances, exclusive of any amount carried forward from a previous Subscription Period.

                         SHARES; CERTIFICATES FOR SHARES

21. May an Eligible Agency transfer, pledge, hypothecate or assign shares credited to the agency's Plan Account?

     Neither an Eligible Agency's subscription rights under the Plan nor shares credited to the Eligible Agency's Plan Account may be transferred, pledged, hypothecated or assigned, subject except for permitted designations as described in Question and Answer 23.

22.  Are stock certificates issued for shares of Class A Common Stock purchased?

     Stock certificates will be issued and delivered to each Eligible Agency with respect to the shares it has purchased under the Plan within a reasonable time thereafter.

23. In whose name are accounts maintained and certificates registered when issued?

     Accounts in the Plan will be maintained in the name of the Eligible Agency. Consequently, certificates when issued for full shares will be registered in the same name. An Eligible Agency may, upon written request to the Company, (a) designate that shares be issued to a shareholder, partner, other principal or other licensed employee of such Eligible Agency or (b) designate that any retirement plan maintained by or for the benefit of such Eligible Agency or a shareholder, partner, other principal or other licensed employee of such Eligible Agency may purchase shares in lieu of such Eligible Agency through lump-sum payments made by the designee, subject to the maximum amount limitation of $12,000, compliance with applicable laws, including the Employee Retirement Income Security Act of 1974, as amended, payment by the Eligible Agency or its designee of any applicable transfer taxes and satisfaction of the Company's usual requirements for recognition of a transfer of the Company's Class A Common Stock.

                            WITHDRAWAL FROM THE PLAN

24.  How and when may an Eligible Agency withdraw from the Plan?

     An enrolled Eligible Agency may withdraw from the Plan at any time by giving written notice to the Company of the agency's desire to do so, signed on behalf of the Eligible Agency by an authorized representative. Termination of agency status for any reason will be treated as an automatic withdrawal. If an agency withdraws from the Plan, such agency may not resubscribe until after the next full Subscription Period has elapsed, and then only if it has been redesignated by the Company as an Eligible Agency.

25. What happens to any shares held in and amounts credited to an Eligible Agency's Plan Account at the time of withdrawal?

     Promptly after the time of withdrawal or discontinuance of an Eligible Agency's eligibility, certificates representing the whole shares held under the Plan will be issued in the name of the agency, and any amount credited to an Eligible Agency's Plan Account at the time of withdrawal will be refunded to the participant in cash without interest.

                                OTHER INFORMATION

26. What happens if the Company declares a stock split or stock dividend or changes or exchanges its Class A Common Stock for shares of stock or other securities of its own or another corporation?

     In the event that the outstanding shares of Class A Common Stock of the Company are hereafter increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Company, or of another corporation, by reason of reorganization, merger, consolidation, recapitalization, reclassification, stock split-up, stock dividend (either in shares of the

Company's Class A Common Stock or of another class of the Company's stock), spin-off or combination of shares, appropriate adjustments shall be made by the Committee in the aggregate number and kind of shares that are reserved for sale under the Plan.

27. What are the federal income tax consequences of participation by an Eligible Agency in the Plan?

     At the time of purchase, and where an Eligible Agency will be purchasing shares of Class A Common Stock in its own name, the Eligible Agency will be treated as having received ordinary income in an amount equal to the difference between the Subscription Price paid and the then fair market value of the Class A Common Stock acquired. At the end of each calendar year, the Company will mail to each participating agency a Form 1099 reflecting the amount of ordinary income earned under the Plan. The Company will be entitled to a deduction at the same time in a corresponding amount. The participating agency's basis in the Class A Common Stock acquired is equal to the purchase price plus the amount of ordinary income recognized. When an agency disposes of shares of Class A Common Stock acquired under the Plan, any amount received in excess of the value of the shares Class A Common Stock on which the agency was previously taxed will be treated as a long-term or short-term capital gain, depending upon the holding period of the shares. If the amount received is less than that value, the loss will be treated as a long-term or short-term capital loss, depending upon the holding period of the shares (which begins on the date after each share is acquired).

     Each participating agency is strongly advised to consult with a tax advisor to determine the tax consequences of a given transaction, particularly if a taxpayer other than an Eligible Agency has been designated by the Eligible Agency to become a participant in the Plan.

28.  May the Plan be changed or discontinued?

     Yes. The Company's Board of Directors has the right to amend, modify or terminate the Plan at any time without notice as long as no participating agency's existing rights are adversely affected as a result of such amendment, modification or termination.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized Class A Common Stock of the Company consists of 30,000,000 shares, $.01 par value per share. As of June 1, 2001, approximately 5,946,740 shares of Class A Common Stock were issued and outstanding. The Company also has authorized 10,000,000 shares of Class B Common Stock, $.01 par value per share, of which approximately 2,973,370 shares were issued and outstanding on June 1, 2001, and 2,000 shares of Preferred Stock, $.01 par value per share, issuable in series upon resolution of the Board of Directors, none of which are outstanding. Except as otherwise required by the Delaware General Corporation Law (the "DGCL") or as otherwise provided in the Company's Certificate of Incorporation, each share of Class A Common Stock and each share of Class B Common Stock have identical powers, preferences and limitations in all respects.

     The Certificate of Incorporation provides that the holders of shares of Class A Common Stock are entitled to one-tenth of one vote per share held on any matter to be voted on by the stockholders of the Company, while the holders of shares of Class B Common Stock are entitled to one vote per share. Except as otherwise required under the DGCL or the Company's Certificate of Incorporation, the holders of Class A Common Stock and the holders of Class B Common Stock vote together as a single class on all matters to be voted upon by the stockholders of the Company.

     At any election of directors, those nominees receiving the highest number of votes cast by the holders of the Class A Common Stock and the Class B Common Stock for the number of directors to be elected will be elected as directors.

     Under the DGCL, the affirmative vote of the holders of a majority in voting power represented by the Class A Common Stock and the Class B Common Stock, voting as a single class, is required to amend the Certificate of Incorporation, to authorize additional shares of capital stock of any class, to approve any merger or consolidation of the Company with or into any other entity or the sale of all or substantially all of the Company's assets or to approve the dissolution of the Company.

     Under the DGCL, the holders of shares of Class A Common Stock are entitled to vote as a separate class on any proposal to change the par value of the Class A Common Stock or to alter or change the rights, preferences and limitations of the Class A Common Stock in a way that would affect the holders of shares of Class A Common Stock adversely. Similarly, the holders of shares of Class B Common Stock are entitled to vote as a separate class on any proposal to change the par value of the Class B Common Stock or to alter or change the rights, preferences and limitations of the Class B Common Stock in a way that would affect the holders of shares of Class B Common Stock adversely. In addition, under the DGCL, the number of authorized shares of Class A Common Stock or Class B Common Stock may be increased or decreased, but not below the number of shares then outstanding, by the affirmative vote of the holders of a majority in voting power represented by the Class A Common Stock or the Class B Common Stock voting as a separate class, respectively.

     The Certificate of Incorporation provides that each share of Class A Common Stock outstanding at the time of the declaration of any dividend or other distribution payable in cash upon the shares of Class B Common Stock is entitled to a dividend or distribution payable at the same time and to stockholders of record on the same date in an amount at least 10% greater than any dividend declared upon each share of Class B Common Stock. Each share of Class A Common Stock and Class B Common Stock is equal in respect to dividends or other distributions payable in shares of capital stock provided that such dividends or distributions may be made (1) in shares of Class A Common Stock to the holders of Class A Common Stock and in shares of Class B Common Stock to the holders of Class B Common Stock, (2) in shares of Class A Common Stock to the holders of Class A Common Stock and to the holders of Class B Common Stock or (3) in any other authorized class or series of capital stock to the holders of Class A Common Stock and to the holders of Class B Common Stock.

     There are no redemption or sinking fund provisions applicable to the Class A Common Stock or to the Class B Common Stock. All the shares of Class A Common Stock offered by the Company hereby, when issued, will, upon payment therefor, be fully paid and non-assessable.

     Each holder of Class A Common Stock and each holder of Class B Common Stock is entitled to receive the same per share consideration in a merger or consolidation of the Company into another entity except that, if the consideration paid to the stockholders of the Company consists in whole or in part of shares of another entity, the shares of such other entity issued to the holders of the Class B Common Stock may have greater voting rights than the shares of the other entity issued to the holders of the Class A Common Stock.

     Neither the Class A Common Stock nor the Class B Common Stock is convertible into another class of common stock or any other security of the Company.

     The transfer agent and registrar for the Company's Class A Common Stock is EquiServe.

          CERTAIN BY-LAW PROVISIONS; DELAWARE ANTI-TAKEOVER PROVISIONS

     The By-laws of the Company and the DGCL contain certain provisions that may enhance the likelihood of continuity and stability in the composition of the Board of Directors and may discourage a future unsolicited takeover of the Company. These provisions could have the effect of discouraging certain attempts to acquire the Company or remove incumbent management, including incumbent members of the Board of Directors, even if some of the Company's stockholders deemed such an attempt to be in their best interests.

     The By-laws of the Company provide for a classified Board of Directors consisting of three classes as nearly equal in size as possible. The classification of the Board of Directors could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company.

     The Company is a Delaware corporation and consequently is subject to certain anti-takeover provisions of the DGCL. The business combination provision contained in Section 203 of the DGCL ("Section 203") defines an interested stockholder of a corporation as any person that (i) owns, directly or indirectly, or has the right to acquire, 15% or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and the associates of such person. Under Section 203, a Delaware corporation may not engage in any business combination with any interested stockholder for a period of three years following the date such stockholder became an interested stockholder, unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for determining the number of shares outstanding, (a) shares owned by persons who are directors and officers and (b) employee stock plans, in certain instances) or (iii) on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder. The restrictions imposed by Section 203 will not apply to a corporation if the corporation, by the action of its stockholders holding a majority of the outstanding stock, adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by Section 203 (such amendment will not be effective until 12 months after adoption and shall not apply to any business combination between such corporation and any person who became an interested stockholder of such corporation on or prior to such adoption).

     The Company has not elected to opt out of Section 203, and the restrictions imposed by Section 203 apply to the Company. Section 203 could, under certain circumstances, make it more difficult for a third party to gain control of the Company, deny stockholders the receipt of a premium on their Class A Common Stock and have a depressive effect on the market price of the Class A Common Stock.

     The Company's Preferred Stock is issuable in series upon resolution of the Board of Directors. The Board of Directors is authorized to establish the relative terms, rights and other provisions of any such series of Preferred Stock. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the Class A Common Stock. The issuance of Preferred Stock could be expected to, and may have the effect of, delaying, averting or preventing a change in control of the Company. No Preferred Stock has been issued, and the Board of Directors does not intend to issue any Preferred Stock at the present time.

     The Mutual Company currently owns approximately 62% of the Company's Class A Common Stock and Class B Common Stock and has effective voting control over the Company. The absence of cumulative voting and the Company's staggered board of directors, together with the ownership of more than a majority of the Company's Class A Common Stock and Class B Common Stock by the Mutual Company and insurance laws and regulations applicable to the acquisition of insurance holding companies could be expected to have the effect of delaying, averting or preventing a change in control of the Company and would probably prevent any change in control of the Company unless the Mutual Company was in favor of such a change.

                    LIMITATION OF LIABILITY; INDEMNIFICATION

     As permitted by the DGCL, Article 6 of the Company's Certificate of Incorporation provides that directors of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, relating to prohibited dividends, distributions and repurchases or redemptions of stock or (iv) for any transaction from which the director derives an improper personal benefit.
Article 5 of the Company's By-laws includes provisions for indemnification of the Company's directors and officers to the fullest extent permitted by the DGCL as now or hereinafter in effect. Insofar as indemnification for liabilities arising under the federal securities laws may be permitted to directors, officers and persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in such laws and is therefore unenforceable.

                                 USE OF PROCEEDS

     The proceeds to the Company from sales of Class A Common Stock pursuant to the Plan will be used for general corporate purposes, including investment in and advances to the Company's subsidiaries.

                                     EXPERTS

     The consolidated financial statements and schedules of the Company as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference herein and in the Registration Statement in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                  LEGAL OPINION

     The validity of the issuance of the shares of Class A Common Stock offered hereby will be passed upon for the Company by Duane, Morris & Heckscher LLP, Philadelphia, Pennsylvania. As of April 20, 2001, persons who are partners of or of counsel to Duane, Morris & Heckscher LLP beneficially owned 25,594 shares of the Company's outstanding Class A Common Stock, and 12,797 shares of the Company's outstanding Class B Common Stock, of which 5,926 shares represent shares of Class A Common Stock purchasable under currently exercisable stock options and 2,963 shares represent shares of Class B Common Stock purchasable under currently exercisable stock options. In addition, Frederick W. Dreher, a partner of Duane, Morris & Heckscher LLP, is a director of the Mutual Company, which is a holder of approximately 62.2% of each of the Company's Class A Common Stock and Class B Common Stock.

                               DONEGAL GROUP INC.

                         2001 AGENCY STOCK PURCHASE PLAN



                                     300,000
                                    SHARES OF
                              CLASS A COMMON STOCK,
                                 PAR VALUE $.01


                                   ----------


                                   PROSPECTUS

                                   ----------





                              DATED ______ __, 2001

     No person has been authorized to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. Neither delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offering in such jurisdiction.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Item                                                                Amount
----                                                                ------
Registration Fee ................................................   $1,017

Accounting Fees and Expenses.....................................   $1,000*
Legal Fees and Expenses..........................................   $3,500*
Printing and Duplicating.........................................   $  650*
Miscellaneous Expenses...........................................   $  500*
                                                                    ------
     Total.......................................................   $6,667
                                                                    ======


*Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

     In the case of an action or suit by or in the right of the corporation to procure a judgment in its favor, Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by reason of the fact that such person is or was acting in any of the capacities set forth above against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that indemnification is not permitted in respect of any claim, issue or matter as to which such person is adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court deems proper.

     Section 145 further provides that a Delaware corporation is required to indemnify a director, officer, employee or agent against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with any action, suit or proceeding or in defense of any claim, issue or matter therein as to which such person has been successful on the merits or otherwise; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person's status as such whether or not the corporation would have the power to indemnify such person against such liability under Section 145. A Delaware corporation may provide indemnification only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct. Such determination is to be made (i) by a majority vote of the directors who were not parties to such action, suit or proceeding, or (ii) by a committee of such directors designated by the majority vote of such directors, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (iv) by the stockholders.

     Article 5 of the Company's By-laws provides for indemnification of directors and officers of the Company to the fullest extent permitted by the General Corporation Law of the State of Delaware, as presently or hereafter in effect. The By-laws of the Mutual Company also provide that the Mutual Company shall indemnify to the full extent authorized by law any director or officer of the Mutual Company who is made, or threatened to be made, a party to any action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person is or was serving as a director, officer, employee or agent of the Company, or is or was serving as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at the request of the Mutual Company.

     The Company provides liability insurance for directors and officers for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of the Company up to an aggregate of $5,000,000 inclusive of defense costs, expenses and charges.

     Additionally, as permitted by the General Corporation Law of the State of Delaware, Article 6 of the Company's Certificate of Incorporation provides that no director of the Company shall incur personal liability to the Company or its stockholders for monetary damages for breach of such person's fiduciary duty as a director; provided, however, that the provision does not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the Company or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) the unlawful payment of dividends or unlawful purchase or redemption of stock under Section 174 of the General Corporation Law of the State of Delaware; or (iv) any transaction from which the director derived an improper personal benefit.

ITEM 16.  EXHIBITS.

EXHIBIT
NUMBER    DESCRIPTION OF EXHIBITS                                                                     REFERENCE
------    -----------------------                                                                     ---------
3.1       Certificate of Incorporation of Registrant, as amended                                         (a)

3.2       Amended and Restated By-laws of Registrant                                                     (b)

4.1       Form of Subscription Agreement Under the Donegal Group Inc. 2001 Agency Stock Purchase   Filed herewith
          Plan

5.1       Opinion of Duane Morris                                                                  Filed herewith

10.1      Tax Sharing Agreement dated September 29, 1986 between Donegal Group Inc. and Atlantic         (c)
          States Insurance Company

10.2      Services Allocation Agreement dated September 29, 1986 between Donegal Mutual                  (c)
          Insurance Company, Donegal Group Inc. and Atlantic States Insurance Company

10.3      Proportional Reinsurance Agreement dated September 29, 1986 between Donegal Mutual             (c)
          Insurance Company and Atlantic States Insurance Company

10.4      Amendment dated October 1, 1988 to Proportional Reinsurance Agreement between Donegal          (d)
          Mutual Insurance Company and Atlantic States Insurance Company

10.5      Multi-Line Excess of Loss Reinsurance Agreement effective January 1, 1993 between              (e)
          Donegal Mutual Insurance Company, Southern Insurance Company of Virginia, Atlantic
          States Insurance Company and Pioneer Mutual Insurance Company, and Christiana General
          Insurance Corporation of New York, Cologne Reinsurance Company of America, Continental
          Casualty Company, Employers Reinsurance Corporation and Munich American Reinsurance
          Company

10.6      Amendment dated July 16, 1992 to Proportional Reinsurance Agreement between Donegal            (f)
          Mutual Insurance Company and Atlantic States Insurance Company

10.7      Donegal Group Inc. 1996 Employee Stock Purchase Plan                                           (g)

EXHIBIT
NUMBER    DESCRIPTION OF EXHIBITS                                                                     REFERENCE
------    -----------------------                                                                     ---------
10.8      Donegal Group Inc. Agency Stock Purchase Plan                                                  (h)

10.9      Donegal Group Inc. Amended and Restated 1996 Equity Incentive Plan                             (q)

10.10     Donegal Group Inc. Amended and Restated 1996 Equity Incentive Plan for Directors               (j)

10.11     Donegal Mutual Insurance Company Executive Restoration Plan                                    (i)

10.12     Donegal Mutual Insurance Company 401(k) Plan                                                   (k)

10.13     Amendment No. 1 effective January 1, 2000 to Donegal Mutual Insurance Company 401(k)           (k)
          Plan

10.14     Donegal Group Inc. 2001 Equity Incentive Plan for Employees                                    (l)

10.15     Donegal Group Inc. 2001 Equity Incentive Plan for Directors                                    (l)

10.16     Donegal Group Inc. 2001 Employee Stock Purchase Plan, as amended                               (p)

10.17     Donegal Group Inc. 2001 Agency Stock Purchase Plan                                            Filed
                                                                                                      herewith

10.18     Amendment dated as of December 21, 1995 to Proportional Reinsurance Agreement between          (m)
          Donegal Mutual Insurance Company and Atlantic States Insurance Company

10.19     Stock Purchase Agreement dated as of December 21, 1995 between Donegal Mutual                  (m)
          Insurance Company and Donegal Group Inc.

10.20     Reinsurance and Retrocession Agreement dated May 21, 1996 between Donegal Mutual               (i)
          Insurance Company and Pioneer Insurance Company

10.21     Reinsurance and Retrocession Agreement dated May 21, 1996 between Donegal Mutual               (i)
          Insurance Company and Delaware American Insurance Company

10.22     Reinsurance and Retrocession Agreement dated May 21, 1996 between Donegal Mutual               (i)
          Insurance Company and Southern Insurance Company of Virginia

10.23     Reinsurance and Retrocession Agreement effective January 1, 2000 between Donegal               (k)
          Mutual Insurance Company and Southern Heritage Insurance Company

EXHIBIT
NUMBER    DESCRIPTION OF EXHIBITS                                                                     REFERENCE
------    -----------------------                                                                     ---------
10.24     Property Catastrophe Excess of Loss Reinsurance Agreement effective January 1, 2000            (k)
          between Donegal Mutual Insurance Company and Southern Heritage Insurance Company

10.25     Stock Purchase Agreement dated as of May 14, 1998 between Donegal Group Inc. and               (n)
          Southern Heritage Limited Partnership

10.26     Amendment dated November 17, 1998 to Stock Purchase Agreement dated as of May 14, 1998         (n)
          between Donegal Group Inc. and Southern Heritage Limited Partnership

10.27     Amended and Restated Credit Agreement dated as of July 27, 1998 among Donegal Group            (n)
          Inc., the banks and other financial institutions from time to time party thereto and
          Fleet National Bank, as agent

10.28     First Amendment and Waiver to the Amended and Restated Credit Agreement dated as of            (k)
          December 31, 1999

10.29     Stock Purchase Agreement dated as of July 20, 2000 between Donegal Mutual Insurance            (l)
          Company and Donegal Group Inc.

10.30     Amendment dated as of April 20, 2000 to Proportional Reinsurance Agreement between             (o)
          Donegal Mutual Insurance Company and Atlantic States Insurance Company

10.31     Lease Agreement dated as of September 1, 2000 between Donegal Mutual Insurance Company         (l)
          and Province Bank FSB

10.32     Aggregate Excess of Loss Reinsurance Agreement dated as of January 1, 2001 between             (l)
          Donegal Mutual Insurance Company and Pioneer Insurance Company

13.1      2000 Annual Report to Stockholders                                                             (l)

13.2      Donegal Group Inc. Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, as filed with the Commission on May 14, 2001

23.1      Consent of KPMG LLP                                                                           Filed
                                                                                                      herewith

EXHIBIT
NUMBER    DESCRIPTION OF EXHIBITS                                                                     REFERENCE
------    -----------------------                                                                     ---------
23.2      Consent of Duane Morris (included in its Opinion)

24.1      Powers of Attorney (included on Signature Page)


----------

(a)  Such exhibit is hereby incorporated by reference to the liked-described exhibit in Registrant's Form S-3 Registration Statement No. 333-59828 declared effective April 30, 2001.

(b)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's 10-Q Report for the quarter ended September 30, 1998.

(c)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form S-1 Registration Statement No. 33-8533 declared effective October 29, 1986.

(d)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 10-K Report for the year ended December 31, 1988.

(e)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form S-2 Registration Statement No. 33-67346 declared effective September 29, 1993.

(f)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 10-K Report for the year ended December 31, 1992.

(g)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form S-8 Registration Statement No. 333-01287 filed with the Commission on February 28, 1996.

(h)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form S-2 Registration Statement No. 333-06878 declared effective August 1, 1996.

(i)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 10-K Report for the year ended December 31, 1996.

(j)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 10-K Report for the year ended December 31, 1997.

(k)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 10-K Report for the year ended December 31, 1999.

(l)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 10-K Report for the year ended December 31, 2000.

(m)  Such exhibit is hereby incorporated by reference to the liked-described exhibit in Registrant's Form 8-K Report dated December 21, 1995.

(n)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 8-K Report dated November 17, 1998.

(o)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 8-K Report dated June 19, 2000.

(p)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form S-8 Registration Statement No. 333-62974 filed with the Commission on June 14, 2001.

(q)  Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 10-K Report for the year ended December 31, 1998.



ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

     (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

         (i) to include any prospectus required by section 10(a)(3) of the Securities Act;

         (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

         (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

provided, however, that paragraphs (a)(i) and (a)(ii) of this section do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Com-mission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

     (b) For the purpose of determining any liability under the Securities Act, to treat each post-effective amendment as a new registration statement relating to the securities offered therein, and the offering of such securities at that time to be the initial bona fide offering thereof.

     (c) To file a post-effective amendment to remove from registration any of the securities being registered that remain unsold at the termination of the offering.

     (d) That, for the purpose of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange
Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby further undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered, to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Marietta, Pennsylvania, on June 15, 2001.


                                         DONEGAL GROUP INC.


                                         By: /s/ Donald H. Nikolaus
                                             -------------------------------
                                             Donald H. Nikolaus, President


                               POWERS OF ATTORNEY

     Know all men by these presents, that each person whose signature appears below constitutes and appoints Donald H. Nikolaus and Ralph G. Spontak, and each or either of them, as such person's true and lawful attorneys-in-fact and agents, with full power of substitution, for such person, and in such person's name, place and stead, in any and all capacities to sign any or all amendments or post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


             Signature                     Title                        Date
             ---------                     -----                        ----


/s/ Donald H. Nikolaus      President, Chief Executive Officer     June 15, 2001
---------------------------           and a Director
Donald H. Nikolaus             (principal executive officer)



/s/ Ralph G. Spontak            Senior Vice President, Chief       June 15, 2001
---------------------------   Financial Officer and Secretary
Ralph G. Spontak                 (principal financial and

             Signature                     Title                        Date
             ---------                     -----                        ----


/s/ C. Edwin Ireland                      Director                 June 15, 2001
---------------------------
C. Edwin Ireland


/s/ Patricia A. Gilmartin                 Director                 June 15, 2001
---------------------------
Patricia A. Gilmartin


/s/ Philip H. Glatfelter, II              Director                 June 15, 2001
---------------------------
Philip H. Glatfelter, II


/s/ R. Richard Sherbahn                   Director                 June 15, 2001
---------------------------
R. Richard Sherbahn


                                          Director                 June   , 2001
---------------------------                                             --
Thomas J. Finley, Jr.


/s/ Robert S. Bolinger                    Director                 June 15, 2001
---------------------------
Robert S. Bolinger


                                          Director                 June   , 2001
---------------------------                                             --
John J. Lyons

                                  EXHIBIT INDEX

                    (Pursuant to Item 601 of Regulation S-K)

EXHIBIT
NUMBER   DESCRIPTION OF EXHIBITS                                       REFERENCE
------   -----------------------                                       ---------
3.1      Certificate of Incorporation of Registrant, as amended           (a)

3.2      Amended and Restated By-laws of Registrant                       (b)

4.1      Form of Subscription Agreement Under the Donegal         Filed herewith
         Group Inc. 2001 Agency Stock Purchase Plan

5.1      Opinion of Duane Morris                                  Filed herewith

10.1     Tax Sharing Agreement dated September 29, 1986                   (c)
         between Donegal Group Inc. and Atlantic States
         Insurance Company

10.2     Services Allocation Agreement dated September 29,                (c)
         1986 between Donegal Mutual Insurance Company,
         Donegal Group Inc. and Atlantic States Insurance
         Company

10.3     Proportional Reinsurance Agreement dated September               (c)
         29, 1986 between Donegal Mutual Insurance Company and Atlantic States Insurance Company

10.4     Amendment dated October 1, 1988 to Proportional                  (d)
         Reinsurance Agreement between Donegal Mutual Insurance
         Company and Atlantic States Insurance Company

10.5     Multi-Line Excess of Loss Reinsurance Agreement                  (e)
         effective January 1, 1993 between Donegal Mutual
         Insurance Company, Southern Insurance Company of
         Virginia, Atlantic States Insurance Company and
         Pioneer Mutual Insurance Company, and Christiana
         General Insurance Corporation of New York, Cologne
         Reinsurance Company of America, Continental Casualty
         Company, Employers Reinsurance Corporation and Munich
         American Reinsurance Company

10.6     Amendment dated July 16, 1992 to Proportional                    (f)
         Reinsurance Agreement between Donegal Mutual Insurance
         Company and Atlantic States Insurance Company

10.7     Donegal Group Inc. 1996 Employee Stock Purchase Plan             (g)

EXHIBIT
NUMBER   DESCRIPTION OF EXHIBITS                                       REFERENCE
------   -----------------------                                       ---------

10.8     Donegal Group Inc. Agency Stock Purchase Plan                    (h)

10.9     Donegal Group Inc. Amended and Restated 1996 Equity              (q)
         Incentive Plan

10.10    Donegal Group Inc. Amended and Restated 1996 Equity              (j)
         Incentive Plan for Directors

10.11    Donegal Mutual Insurance Company Executive Restoration Plan      (i)

10.12    Donegal Mutual Insurance Company 401(k) Plan                     (k)

10.13    Amendment No. 1 effective January 1, 2000 to Donegal             (k)
         Mutual Insurance Company 401(k) Plan

10.14    Donegal Group Inc. 2001 Equity Incentive Plan                    (l)
         for Employees

10.15    Donegal Group Inc. 2001 Equity Incentive Plan for Directors      (l)

10.16    Donegal Group Inc. 2001 Employee Stock Purchase Plan,            (p)
         as amended

10.17    Donegal Group Inc. 2001 Agency Stock Purchase Plan       Filed herewith

10.18    Amendment dated as of December 21, 1995 to Proportional          (m)
         Reinsurance Agreement between Donegal Mutual Insurance
         Company and Atlantic States Insurance Company

10.19    Stock Purchase Agreement dated as of December 21, 1995           (m)
         between Donegal Mutual Insurance Company and Donegal
         Group Inc.

10.20    Reinsurance and Retrocession Agreement dated May 21,             (i)
         1996 between Donegal Mutual Insurance Company and
         Pioneer Insurance Company

10.21    Reinsurance and Retrocession Agreement dated May 21,             (i)
         1996 between Donegal Mutual Insurance Company and
         Delaware American Insurance Company

10.22    Reinsurance and Retrocession Agreement dated May 21,             (i)
         1996 between Donegal Mutual Insurance Company and
         Southern Insurance Company of Virginia

EXHIBIT
NUMBER   DESCRIPTION OF EXHIBITS                                       REFERENCE
------   -----------------------                                       ---------

10.23    Reinsurance and Retrocession Agreement effective January 1,      (k)
         2000 between Donegal Mutual Insurance Company and Southern
         Heritage Insurance Company

10.24    Property Catastrophe Excess of Loss Reinsurance Agreement        (k)
         effective January 1, 2000 between Donegal Mutual Insurance
         Company and Southern Heritage Insurance Company

10.25    Stock Purchase Agreement dated as of May 14, 1998 between        (n)
         Donegal Group Inc. and Southern Heritage Limited Partnership

10.26    Amendment dated November 17, 1998 to Stock Purchase              (n)
         Agreement dated as of May 14, 1998 between Donegal Group
         Inc. and Southern Heritage Limited Partnership

10.27    Amended and Restated Credit Agreement dated as of July 27,       (n)
         1998 among Donegal Group Inc., the banks and other financial institutions from time to time party thereto and Fleet National Bank, as agent

10.28    First Amendment and Waiver to the Amended and Restated           (k)
         Credit Agreement dated as of December 31, 1999

10.29    Stock Purchase Agreement dated as of July 20, 2000 between       (l)
         Donegal Mutual Insurance Company and Donegal Group Inc.

10.30    Amendment dated as of April 20, 2000 to Proportional             (o)
         Reinsurance Agreement between Donegal Mutual Insurance
         Company and Atlantic States Insurance Company

10.31    Lease Agreement dated as of September 1, 2000 between            (l)
         Donegal Mutual Insurance Company and Province Bank FSB

10.32    Aggregate Excess of Loss Reinsurance Agreement dated             (l)
         as of January 1, 2001 between Donegal Mutual Insurance
         Company and Pioneer Insurance Company

13.1     2000 Annual Report to Stockholders                               (l)

13.2 Donegal Group Inc. Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, as filed with the Commission on May 14, 2001

23.1     Consent of KPMG LLP                                      Filed herewith

EXHIBIT
NUMBER   DESCRIPTION OF EXHIBITS                                       REFERENCE
------   -----------------------                                       ---------

23.2     Consent of Duane Morris (included in its Opinion)

24.1     Powers of Attorney (included on Signature Page)



(a)      Such exhibit is hereby incorporated by reference to the liked-described exhibit in Registrant's Form S-3 Registration Statement No. 333-59828 declared effective April 30, 2001.

(b)      Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's 10-Q Report for the quarter ended September 30, 1998.

(c)      Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form S-1 Registration Statement No. 33-8533 declared effective October 29, 1986.

(d)      Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 10-K Report for the year ended December 31, 1988.

(e)      Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form S-2 Registration Statement No. 33-67346 declared effective September 29, 1993.

(f)      Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 10-K Report for the year ended December 31, 1992.

(g)      Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form S-8 Registration Statement No. 333-01287 filed with the Commission on February 28, 1996.

(h)      Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form S-2 Registration Statement No. 333-06878 declared effective August 1, 1996.

(i)      Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 10-K Report for the year ended December 31, 1996.

(j)      Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 10-K Report for the year ended December 31, 1997.

(k)      Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 10-K Report for the year ended December 31, 1999.

(l)      Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 10-K Report for the year ended December 31, 2000.

(m)      Such exhibit is hereby incorporated by reference to the liked-described exhibit in Registrant's Form 8-K Report dated December 21, 1995.

(n)      Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 8-K Report dated November 17, 1998.

(o)      Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 8-K Report dated June 19, 2000.

(p)      Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form S-8 Registration Statement No. 333-62974 filed with the Commission on June 14, 2001.

(q)      Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 10-K Report for the year ended December 31, 1998.